DEJOUR ENTERPRISES LTD.

Management Discussion and Analysis

March 31, 2007

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FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2007

The following is a discussion of the operating results and financial position of Dejour Enterprises Ltd (“Company”) for the quarter ended March 31, 2007.  It should be read in conjunction with the consolidated financial statements and notes for the year ended December 31, 2006.

Company Overview

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

The Company's focuses are uranium and oil & gas.

We have set high standards for both our people and our projects. Dejour creates shareholder value by:

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Innovative, creative approach to the energy industry

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Leadership strength

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Significant public resource company expertise and market focus

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Proven multi-talented expertise in oil and gas and uranium markets

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Concise goals, achievable objectives

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Timely acquisition and development of high-impact projects

Uranium Exploration Projects

History of Uranium Exploration in Athabasca Basin

January 2005 Dejour announced it is entry into the business of exploration for uranium with the staking of its first mining claims located in the Athabasca Basin in northern Saskatchewan (the “Basin”).  The Basin is the number one uranium address in the world.  In less than 2 years the Company staked or acquired mineral rights to 68 claims and 4 permits consisting of 966,969 acres (391,320 hectares) with the Company owning 100% of the interest.  The Company had spent approximately $7.0 million in acquisition and exploration on its uranium properties.

During October 2006 the Company announced a transaction with Titan Uranium Inc. (“Titan”) whereby Titan acquired Dejour’s uranium properties and in return Dejour received 17.5 million common shares of Titan and 3.0 million Titan warrants while retaining a 1% NSR and a carried 10% working interest to completed bankable feasibility study following which Dejour could elect to convert its 10% carried interest to another 1% NSR.  As at March 31, 2007 Dejour owned roughly 33% of the outstanding common shares of Titan.

According to an Estimate Valuation Report by independent business valuator BDO Dunwoody Valuation Inc., dated March 29, 2007, the estimated value of the 17.5 million common shares of Titan and 3.0 million Titan warrants received were approximately $36.5 million.  This figure excludes the values for the 1% NSR and 10% carried interest.  A gain on disposition of $30.2M was recognized in 2006.

About the Athabasca Basin

Dejour’s previously owned uranium properties are situated along the western and eastern margins and in the center of the Basin.  The Basin became the focus for uranium exploration following the discovery in 1968 of a new, unconformity-related, high-grade uranium deposit along the eastern edge of the Basin at Rabbit Lake.  This marked the beginning of the uranium exploration boom in the Basin.  Major discoveries were made in the 1970’s (Collins Bay, Key Lake and Midwest) and the 1980’s (Cigar Lake, McArthur, Eagle Point, and Dominique-Peter).

The main exploration focus was on the definition of sub-Athabasca basement graphitic rocks, recognizable as electromagnetic conductors, because of the role they played in controlling the locations of the unconformity-type uranium deposits at or near the Athabasca basement contact.

The Basin has been explored sporadically from the late 1960’s through to the present day with most of the work being carried out in the late 1970’s and 1980’s. The main companies involved included Saskatchewan Mining Development Company, now Cameco Corp, Cogema, and Uranerz Exploration and Mining Limited. These and numerous other exploration companies flew airborne electromagnetic, magnetic and radiometric surveys, carried out prospecting, ground geophysics, till and lake water and lake sediment sampling and diamond drilling.

The majority of the work was carried out on the eastern side of the Basin.  The exploration work carried out to date on and in the vicinity of the Dejour-Titan properties has not been exhaustive.  New and improved exploration technologies successful in defining anomalies elsewhere in the Basin are now being utilized on the properties.

Property Geology

The uranium properties are underlain by metamorphosed Aphebian sedimentary rocks, which contain graphitic horizons, and felsic intrusive rocks.  These in turn are overlain by the flat lying late Proterozoic Athabasca Sandstone Formation which consists primarily of coarse sandstone with pebbly and conglomeratic layers.  The thickness of the sandstone varies considerably from property to property.

On the Virgin River Trend South property the sandstone has been completely eroded.  On the Virgin River North property the sandstone is 800m to 1500m thick and on the remaining thirteen properties the sandstone is 50 to 800m thick. On several properties the sandstone is cut by thin diabase dykes.  Pre-Athabasca and post-Athabasca faulting is common on all the properties.

On the Maybelle and Gartner properties on the very west side of the Basin the sandstone also has a thin cover of Cretaceous clastic sediments.

All of the properties have been glaciated and have a thin veneer of glacial sediments covering the sandstone and basement rocks.

On all of the properties the information available from government and exploration sources indicates that the properties have geological features comparable to those found in the vicinity of uranium mineralization elsewhere in the Basin

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Current Uranium Holdings

As at March 31, 2007, the Company held a 10% carried interest and 1% NSR in the following uranium properties:

Hectares

Acres

Virgin Trend North

132,613

327,693

Virgin Trent South

31,594

78,070

R-Seven

54,531

134,739

Sand Hill Lake

74,312

183,678

Fleming Island

34,325

84,819

Gartner Lake

24,157

59,693

Maybelle River

16,473

40,706

Meanwell Lake

14,989

37,038

Thorburn Lake

2,802

6,924

Hoppy North

1,924

4,754

Hoppy South

1,271

3,141

Umpherville Lake

1,095

 2,706

Carlson Creek (Sheila)

759

1,875

Umpherville West

321

793

Bozo Project

154

380

Total

391,320

966,969

Virgin Trend North/South

This extensive property [4 permits and 5 claims (164,207 hectares/405,763 acres)] covers the trace of the Virgin River Shear Zone/Dufferin Fault/Black Lake Fault which is a major fault system with repeated movement during the period of Athabasca sandstone deposition and uranium mineralization.  Most of the property, except the southern off sandstone permit (31,594 hectares/78,070 acres), has at least 700m of sandstone covering the metasediments known to be favorable for uranium mineralization.

On the Cameco joint venture property to the south one drill hole intersected 5.83% U3O8 over 6.4 metres and drilling was done by Cameco in 2005 to extend and better define the mineralized zone associated with this major fault structure.

Prior exploration on this property has been minimal but of note is a large boron and clay anomaly at the south end of the property.  Boron is a significant indicator element often associated with uranium mineralization.  Sampling carried out by Dejour in the summer of 2005 confirmed the boron and clay alteration extends onto this property for 20 kilometres.

R-Seven

This large property [12 claims (54,531 hectares/134,749 acres)] extends from the edge of the sandstone north for more than 33 kilometres.  Previous exploration, conducted until the late 1990s, identified numerous graphitic electromagnetic conductive zones in the sub-sandstone basement rocks.

However, only eight holes were drilled on the property during that period.  One of the holes encountered significantly anomalous radioactivity as well as clay mineral alteration that frequently haloes uranium deposits.  This area, and the many other conductive zones on the property, provides targets for future uranium exploration.

The property was flown with Fugro's state of the art MEGATEM II airborne electromagnetic system and confirmed the known conductors, traced these conductors to the north under deeper cover and also identified previously unknown conductors.  As a result one new claim was staked (4,535 hectares/11,206 acres).

Sand Hill Lake

This property [18 claims (74,312 hectares/183,628 acres)] follows the southern margin of the Basin for more than 25 kilometres.  Historic work on the eastern portion near Virgin Lake identified graphite in basement rocks and a series of northeast-trending faults.

These are part of the Dufferin Lake structural zone which hosts the significant uranium mineralization in Cameco's hole VR-018 on the adjoining property, which intersected 5.83% U3O8 over 6.4 metres.  Such structures associated with basement graphite near Virgin Lake are prime exploration targets.

Elsewhere on the project, graphite is associated with faulting that trends northwest through an area on the project where uranium is enriched in the bottom sediments of several lakes.  This may be an area where a chimney of alteration above a uranium deposit comes to surface.

The property was flown with Fugro's state of the art GEOTEM 1000 and MEGATEM II airborne electromagnetic systems.  The surveys confirmed the conductors identified by earlier exploration and traced these conductors north under deeper cover.  The surveys also identified several new conductors and a total of 12 new claims were staked to cover these new conductors (42,070 hectares/111,370 acres).

Fleming Island

Historic exploration on the property [(10 claims (34,325 hectares/84,819 acres)] traced a graphitic electromagnetic zone from the southwest to the southern part of the present property, where a pitchblende veinlet in a diabase dyke yielded a grab sample result of 3.2 % U3O8.

To the northeast, the geophysical data became difficult to interpret and more than 15 shallow drill holes failed to adequately trace the graphitic conductive zone or discover significant mineralization. The property was surveyed using the state of the art MEGATEM II airborne electromagnetic system. This new survey defined the earlier known conductor and also discovered several new previously unknown conductors believed to be caused by graphitic horizons. As a result four new claims were staked (6,971 hectares/17,226 acres) to cover the new conductors.

Maybelle River

The property [3 claims (16,473 hectares/40,706 acres)] covers a poorly explored part of the Basin immediately east of the Alberta border. Government magnetic data shows the northern part of the property to be underlain by low magnetic rocks, probably metasediments which may be graphitic. Previous exploration has been hampered by the thick cover of Paleozoic and Cretaceous sediments.

As a first step in assessing this property an airborne electromagnetic survey was flown using Fugro’s state of the art deep penetrating MEGATEM II system. This survey was successful in detecting previously unknown conductors.

Gartner Lake

The property [5 claims (24,157 hectares/59,693 acres)] covers a less explored part of the Basin where Cretaceous sediments cover the Athabasca sandstone which overlies basement metasediments favorable for uranium mineralization. Prior exploration around the property detected electromagnetic anomalies related to graphitic conductors which appear to trend on to Dejour' ground but are obscured by Cretaceous cover.

As a first step in exploring the ground an airborne electromagnetic survey was flown to detect graphitic conductors using Fugro's powerful state of the art MEGATEM II system. Several conductors were identified.

Meanwell Lake

Based on historical exploration data, a zone of graphitic metasediments trends northeast across the property [3 claims (14,989 hectares/37,038 acres)]. Additionally, a northwest trending fault offsets the graphitic rocks. The resulting zone of structural disruption of the graphitic basement rocks may have localized deposition of a uranium deposit that will be the target of future exploration.

The Company will provide information on other claims and permits once they become available.

The carrying values of the Company’s 10% carried interests were:

	Balance Dec 31, 2006	Exploration & Development	Balance Mar 31, 2007

Bozo	$ 1,268	$ -	$ 1,268
Fleming Island	36,882	-	36,882
Gartner Lake	23,150	-	23,150
Hoppy North	5,596	-	5,596
Hoppy South	3,878	-	3,878
Maybelle River	19,711	-	19,711
Meanwell Lake	69,314	-	69,314
R-Seven	208,201	-	208,201
Sand Hill Lake	160,512	-	160,512
Sheila Project	2,893	-	2,893
Thornburn Lake	6,013	-	6,013
Umpherville Lake	3,108	-	3,108
Umpherville West	1,451	-	1,451
Virgin Trend North	145,227	-	145,227
Virgin Trend South	9,787	-	9,787

Total Uranium Properties	$ 696,991	-	$ 696,991

2006 Activities

The Company contracted Patterson Geophysics to carry out ground TDEM to confirm and better define the airborne EM anomalies detected by Fugro.  Hy-Tech Drilling was contracted to carry out 5,000 metres of drilling to test targets on the R-Seven, Meanwell Lake and Sand Hill Lake properties.  This helicopter supported drilling programme finished in early June 2006 and additional drilling to follow up on anomalous values was completed in July.  Empulse Geophysics Ltd and Quantec Geosciences Ltd carried out very deep penetrating audio magneto telluric (AMT) surveys on the Virgin Trend North and Sand Hill Lake projects in September.  One line of lithogeochemical sampling was done on the R-Seven property.  Geotech Ltd flew helicopter borne VTEM airborne EM surveys in September and October on most of the projects.

Maybelle River

The property [3 claims (16,473 hectares/40,706 acres)] covers a under explored part of the Basin immediately east of the Alberta border.  In 2005 a MEGATEM II survey was flown which defined several previously unknown basement conductors.  No work was done in 2006.

Gartner Lake

The property [5 claims (24,157 hectares/59,693 acres)] covers a poorly explored part of the Basin where Cretaceous sediments locally cover the Athabasca sandstone.  In 2005 a MEGATEM II survey was flown which defined several new basement conductors.  No work was done in 2006.

R-Seven

This large property [12 claims (54,531 hectares/134,749 acres)] extends from the edge of the sandstone north for more than 33 kilometres.  Previous exploration, conducted until the late 1990s, identified numerous graphitic electromagnetic conductive zones in the sub-sandstone basement rocks.

However, only eight holes were drilled on the property during that period.  One of the holes encountered significantly anomalous radioactivity as well as clay mineral alteration that frequently haloes uranium deposits.  This area, and the many other conductive zones on the property, provides targets for future uranium exploration.

In 2005 the property was flown with MEGATEM II which confirmed the known conductors, traced these conductors to the north under deeper cover and also identified previously unknown conductors.  As a result one new claim was staked (4,535 hectares/11,206 acres).

In 2006 Patterson Geophysics completed ground TDEM surveying during the first quarter on three grids (31.5 km) to better define the airborne EM anomalies.  Additional surveying (one 13 km line of step loop TDEM, 59 km of readings) on S-108062 and S-108063 was done in August as was lithogeochemical boulder sampling on the same line. The boulder sampling showed no anomalies.

During April and May 2006, seven holes were drilled, for a total of 3576.8 metres.  Several holes had elevated values of uranium (to 3.8 ppm U in RS 06-06) and pathfinder minerals boron and lead.  Follow up drilling in three areas was completed in July (888m).  Analytical results showed elevated uranium (to 3.68 ppm U) in hole RS 06-09, adjacent to RS 06-06 and HK-006, an historical drill hole which intersected anomalous radioactivity at the unconformity.

In September of 2006, Geotech flew a VTEM survey over the southern four claims.  Preliminary results show several strong basement conductors and crosscutting structures.

Meanwell Lake

The property [3 claims (14,989 hectares/37,038 acres)] covers a sequence of metasedimentary rocks with the Athabasca sandstone cover being 0 to 600m thick. In 2005 a GEOTEM 1000 survey defined several basement conductors,

In 2006, Patterson Geophysics completed ground TDEM surveying during the first quarter on two grids (30 km) to define airborne EM anomalies.  In April two holes (758m) were drilled to test two conductors; elevated values of uranium (to 4.8 ppm U) and pathfinder element boron were encountered in both holes (MW 06-01, 02).  Two follow up holes were drilled adjacent to MW 06-02 in July and analytical results show elevated uranium (to 2.99 ppm U) in both holes.  Geotech flew VTEM over the southern claim block and as expected defined several conductors in this area of shallow to nil sandstone cover.

Sand Hill Lake

This property [18 claims (74,312 hectares/183,628 acres)] follows the southern margin of the Athabasca basin for more than 25 kilometres. Historic work on the eastern portion near Virgin Lake identified graphite in basement rocks and a series of northeast-trending faults. These are part of the Dufferin Lake structural zone. It hosts the significant uranium mineralization in Cameco's Centennial Zone on the adjoining property where hole VR-018 intersected 5.83% U3O8 over 6.4 metres. Such structures associated with basement graphite near Virgin Lake are prime exploration targets.

The property was flown with GEOTEM 1000 and MEGATEM II airborne electromagnetic systems. The surveys confirmed the conductors identified by earlier exploration and traced these conductors north under deeper cover. The surveys also identified several new conductors and a total of 12 new claims were staked to cover these new conductors (42,070 hectares/111,370 acres).

In 2006 Patterson Geophysics completed ground TDEM surveying during the first quarter on seven grids (91.5 km) to define airborne EM anomalies. In May six holes (1056.0m) were drilled to test several conductors; elevated values of uranium (to 2.32 ppm U) and pathfinder elements boron and lead were encountered in several holes. Two follow up holes were drilled in July, the first of which intersected highly anomalous uranium and boron values in the sandstone and basement. Both the sandstone and graphitic basement rocks showed alteration and structural features typically seen near uranium mineralization.

In September Empulse completed one line of AMT and Geotech completed VTEM surveying over areas of the project that had no recent airborne EM surveys.

Virgin Trend North/South

This extensive property [4 permits and 5 claims (164,207 hectares/405,763 acres)] covers the trace of the Virgin River Shear Zone/Dufferin Fault/Black Lake Fault which is a major fault system with repeated movement during the period of Athabasca sandstone deposition and uranium mineralization. Most of the property, except the southern off sandstone permit (31,594 hectares/78,070 acres), has at least 700m of sandstone covering the metasediments known to be favorable for uranium mineralization.

The Cameco Virgin River joint venture property to the south of Dejour’s Virgin Trend North project hosts the Centennial zone where drill hole VR-018 intersected 5.83% U3O8 over 6.4 metres.

Prior exploration on the Dejour property has been minimal but of note is a large boron and clay anomaly at the south end of the property. Boron is a significant indicator element often associated with uranium mineralization. Sampling carried out by Dejour in the summer of 2005 confirmed the boron and clay alteration extends onto Dejour's property for 20 kilometres.

In 2006 Empulse Geophysics completed three lines (31 km) of AMT surveying at the south end of the Virgin Trend North project; and Quantec completed surveying on 11 lines (87.3km). Preliminary results show conductive features, however final processing and interpretation are required to define significant basement and sandstone conductors.

No work was done on the Virgin Trend South permit in 2006.

Fleming

The property (10 claims, 34,325 hectares/84,819 acres) covers a sequence of metasedimentary rocks with graphitic horizons covered by 100 to 450 metres of sandstone.  Prospecting in the 1970’s located thin pitchblende veinlets in a diabase dyke where a grab sample assayed 3.2 % U3O8.

In 2005 the property was surveyed using the MEGATEM II system.  This survey defined the known conductor and also discovered several previously unknown conductors believed to be caused by graphitic horizons.  As a result four new claims were staked (6,971 hectares/17,226 acres) to cover the new conductors.  Lithogeochemical boulder sampling was carried out in 2005 but located no anomalous samples.

In 2006 Patterson Geophysics carried out ground TDEM surveying (37.5 km) which better defined  the airborne EM anomaly on the west side of the project.  Geotech completed a VTEM survey in September, 2006 over the four new claims; preliminary results show several conductors.

Eastern Athabasca Properties

The seven small properties [Bozo, Carlson Creek (formerly “Sheila”), Hoppy South, Hoppy North, Umpherville Lake, Umpherville West and Thorburn Lake] comprise 12 claims (8,326 hectares/20,574 acres).  No work was done in 2005; in 2006 Geotech flew VTEM over all the projects.  The preliminary results show a previously undetected EM anomaly on the Carlson Creek property.

Oil & Gas Exploration

Dejour has acquired interests in potentially significant oil and gas prospects in North America based on the following criteria:

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Multi-zone potential for both gas and oil

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High quality reservoirs

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Proximity to infrastructure and production facilities

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Year round drilling, operating and production

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An attractive available land position

Tinsley Prospect

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (the “Tinsley Prospect).  The Tinsley Prospect was originally comprised of 5,100 gross acres and 4,613 net acres.  During December 2005 the operator commenced drilling operations on a test well known as the Merit Partners #1, eventually drilled to a total depth of 11,237 feet.

The Company paid acquisition costs representing the Company’s 43% prospect interest which included payment for leasehold interests, brokerage, seismic processing and prospect development.  In the initial well the Company paid 46.583333% of the drilling and/or abandonment costs, and 34.9375% of completion costs to earn a 34.9375% WI BPO (working interest before payout) [28.21875% NRI BPO (net revenue interest before payout)] and 29.428126% WI APO (working interest after payout) [25.633635% NRI APO (net revenue interest after payout)].  The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles defined by the area covered by certain seismic data.

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well was not economic.  As a result, the Company recorded an impairment provision of $2,375,926 in 2006.

In the 1st quarter of 2007 the Company reached an agreement with the Operator such that the Company intends to transfer its interest in the Merit Partners #1 wellbore along with certain shallow rights in roughly 616 net acres of oil & gas leases and in return the Company expects that it will end up with approximately a 100% ownership of 1,736 net acres of oil & gas leases containing the rights below the base of the Hosston formation.  The Company will not be required to pay its share of plugging and abandonment costs.

Currently the Company is in negotiations with a private Mississippi based company.  The basis of the negotiations is that the Company will contribute its land and technical information from the Tinsley Prospect to a potential joint venture and the Mississippi based corporation will acquire additional land, identify partners and an operator and together with the Company additional wells may be drilled over the next 12 months.

Lavaca Prospect

By agreement dated October 1, 2005 the Company acquired the rights to participate in oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”).  The Lavaca Prospect was originally comprised of 6,181 gross acres and 3,998 net acres.  During November 2005 the operator commenced drilling operations on a test well drilled to 8,200 feet.

The Company paid acquisition costs representing the Company’s 10% interest which include payment for leasehold interests, brokerage and prospect development.  In the initial well the Company paid 13.33333% of the drilling costs and 10% of completion costs estimated at to earn a 10% WI (working interest) [7.5% NRI (net revenue interest)].  The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

In September 2006, the Company was advised by the operator of the Lavaca Prospect that the Purvis #1 well is not economic and commenced operations to plug and abandon the well.  As a result, the Company recorded an impairment provision of $220,148 in 2006.

Alberta Oil & Gas Joint Venture

Commencing April 1, 2006 the Company has entered a joint venture arrangement with Charles W.E. Dove, who has been an advisory board member of the Company since November 2004, and a principal with Dove & Kay Exploration Ltd. of Calgary.

Mr. Dove, a geophysicist, with over 30 years oil & gas experience, left his geophysical consulting business to join with Dejour to identify, generate and pursue certain oil & gas opportunities in the Western Sedimentary Basin.  The Joint Venture is incorporated as Dejour Energy (Alberta) Ltd. (“Dejour Alberta”) and is owned and funded 90% by Dejour, with Mr. Dove’s company, Wild Horse Energy Ltd. owning and funding the remaining 10%.

Numerous oil and gas prospects are presently being developed or negotiated.  Dejour Alberta has elected to manage risk by taking varying working interest positions based upon reserve potential and perceived exploration risk.  These interests range from 10% to 100%.  Most business terms are structured in such a way that a drilling or re-entry commitment is tied to additional drilling options or other lands on the various prospects.

During the 1st quarter of 2007, Dejour Alberta concluded business agreements on four additional prospects resulting with the drilling of four wells.  Land acquisition through purchase or earning has resulted in Dejour Alberta owning an average 22% interest in approximately 45,000 acres of land in the Peace River Arch area of Alberta and British Columbia.

In October 2006 Dejour Alberta successfully concluded a Participation Agreement allowing it to participate in the drilling of a high potential natural gas well in an area known as the Noel Area, in N.E. British Columbia, Canada.  Dejour Alberta will pay 15% of the costs to earn a 9.375% working interest in 2220 acres with an option to drill additional wells earning 2220 acres to a maximum of 10,725 acres.  Drilling commenced in the 1st quarter of 2007 and the well is expected to reach total depth around the end of April 2007.  Dejour Alberta’s estimated cost for drilling the first test well was $700,000.  Negotiations to add more land to this Noel prospect are ongoing.

Dejour Alberta has successfully drilled two wells on the 100% before payout in northern BC, refer to as the “Drake lands”, resulting in two gas wells.  Production tests indicate these two wells should produce at a combined rate of 1500 to 2000 mcf/day.  The wells will be tied in and produced as soon as ground conditions permit.  These wells have earned 60% interest in additional lands on which two more low risk wells are planned for the next winter drilling season.  There exists potential on this land in deeper formations which will be investigated over the summer prior to finalizing depths for future drilling.

Land evaluation, posting for sale and acquisition is ongoing in other areas, after which additional results will be released.  To facilitate the growing operation in Alberta and British Columbia and in that Dejour Alberta has increased its retained working interests in prospects and obtained the required permits to drill and operate oil and gas properties.  As operator in the Drake area, the second well drilled was taken from initial license application to being drilled and cased in approximately 3 weeks. Independent valuation consultants based in Calgary, Alberta are in the process of conducting an independent evaluation of the winter season drilling and land acquisition results.

Retamco Oil & Gas Project

In July 2006, the Company successfully concluded the purchase of its interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance and Uinta Basins of Western Colorado and Eastern Utah for a total cost of CAD$25,152,510 in cash, stock, note and debentures.

Subsequently, the company acquired an interest in an additional 19,791 net acres (31 sections) such that the current total of leases is 284.  These additional 17 leases are contained within an Area of Mutual Interest as defined in the purchase agreement.

The project consists of two project types. The Company holds a 25% working interest in the “Natural Gas Resource” projects which are a well defined stratigraphic gas resource, covering 205,762.75 net acres containing low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The Company holds a 12.5% interest in the second project, a massive deep “Subthrust Oil” project covering 68,097 net acres in the northern Piceance/Uinta Basins with a high reward potential and commensurate risk.  According to Retamco, the Subthrust project has prospective resource estimates of 2 billion barrels of oil, and is directly analogous to the Rangeley field located immediately adjacent; having produced over 1 billion barrels to date.

Leasehold acreage NRI is 80%.  Dejour will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

The cost to Dejour includes USD$5 million cash, 5,500,000 common shares of the Company valued at USD$10,726,700 ($2.17 CDN per share), a USD$5,000,000 zero coupon note maturing in stages from January 2, 2007 to June 30, 2007, and the issuance of a two-year, 8% convertible debenture with face value of USD$1,397,846.

The current working interest partners are:

‘Natural Gas Resource’       ‘Overthrust Oil’

Dejour Energy (USA) Corp.

25%

12.5%

Brownstone Ventures (US) Inc.

10%

10%

Retamco Operating, Inc.

65%

77.5%

The continuity of expenditures on the Company’s oil & gas properties is as follows:

	December 31, 2006	Additions	Write-down	March 31, 2007

Cecil	$ -	$ 120,750	$ -	$ 120,750
Chinchaga	-	134,626	-	134,626
Drake	-	418,746	-	418,746
Golden Prairie Prospect	1	-	-	1
Guatemala	-	7,250	-	7,250
Noel	-	930,750	-	930,750
Retamco Project	25,182,532	1,856,477	-	27,039,009
Tinsley Prospect	1	-	-	1
Turtle Bayou, Louisiana	1	-	-	1
Wembley	-	555,061	-	555,061
Others	-	22,900	-	22,900
	$25,182,535	$ 4,046,560	$ -	$ 29,229,095

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Share Capital

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued:
Balance at December 31, 2005	39,016,789	$18,190,174
Common shares issued during 2006:
- for acquisition of Retamco Project (Note 5)	5,500,000	12,088,991
- for cash by private placements	8,071,333	11,329,002
- for cash on exercise of agent’s options	499,909	349,937
- for cash on exercise of warrants	7,051,285	7,076,746
- for cash on exercise of stock options	760,407	433,321
- contributed surplus reallocated on exercise of stock options	-	257,520
- renounced flow-through share expenditures	-	(1,054,308)

Balance at December 31, 2006	60,899,723	48,671,383
- for cash on exercise of warrants	3,338,233	2,687,855
- for cash on exercise of stock options	129,117	95,980
- contributed surplus reallocated on exercise of stock options	-	83,554
- renounced flow-through share expenditures	-	(2,712,540)

Balance at March 31, 2007	64,367,073	$48,826,232

Stock Options and Warrants

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years
Options granted	2,010,000	1.847
Options exercised	(760,407)	0.570
Options cancelled and expired	-	-

Balance, December 31, 2006	4,560,785	1.140	1.93 years
Options granted	350,000	2.350
Options exercised	(129,117)	0.743
Options cancelled and expired	-	-

Balance, March 31, 2007	4,781,668	$ 1.24	1.80 years

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Details of changes in the Company's contributed surplus balance are as follows:

Balance, December 31, 2005	279,085
Stock compensation on vesting of options	1,295,127
Value of conversion feature on convertible debentures	331,706
Allocated to share capital on exercise of options	(257,520)
Balance, December 31, 2006	1,648,398
Stock compensation on vesting of options	402,880
Allocated to share capital on exercise of options	(83,554)

Balance, March 31, 2007	$1,967,724

Details of warrants outstanding as at March 31, 2007 are as follows:

Number	Price	Remaining Contractual Life

1,199,738	$ 1.65	0.75 years

Related Party Transactions

During the quarter-ended March 31, 2007, the Company entered into the following transactions with related parties:

a)

The Company incurred $31,500 in consulting fees to a private company controlled by the CEO.

b)

The Company incurred $31,500 in consulting fees to a private company controlled by the president of the Company.

c)

The Company incurred $23,121 in consulting fees to a private company controlled by the vice-president of the Company.

d)

The Company incurred $30,025 in consulting fees to a private company controlled by CFO.

e)

The Company’s 90% owned joint venture subsidiary (“DEAL”) incurred $37,500 in consulting fees to a company controlled by a director of DEAL.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

Subsequent Events

In April 2007, the Company granted a total of 1,600,000 options to consultants, directors and officers.  These options are exercisable at $2.50 per share, with an average expiry date of 4.36 years.

In May 2007, the Company closed its private placement of 3.7 million Units for total gross proceeds of $10 million.  Each Unit consists of one common share and half of one warrant, exercisable at $3.35 per share, expiring May 25, 2009.

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Results of Operations – Quarter ended March 31, 2007

The Company’s net loss for 2007 Q1 decreased to $1,824,205, or $0.03 per share, compared to $3,178,144, or $0.08 per share for 2006 Q1.  Included in the net loss for 2007 Q1 was an equity loss from Titan of $1,414,773, in which $1,329,694 relates to non-cash stock-based compensation expense.  Equity loss from Titan relates to the Company’s proportionate share of Titan’s losses in the current quarter.

Net loss decreased in current quarter because in 2006 Q1, the Company recorded an impairment loss of $2.3 million on its Tinsley and Lavaca oil & gas project.

Interest revenue increased to $166,517 in 2007 Q1, from $96,876 in 2006 Q1, due to a higher cash balance derived from equity financings completed in 2006.

Investor relations expenses in 2007 Q1 were $488,857, as compared to $500,087 in 2006 Q1, a decrease of 2.2%.

Regulatory filing fees in 2007 Q1 were 42,699, as compared to $9,892 in 2006 Q1.  The increase was mainly due to higher fees for the TSX Venture Exchange, as the market capitalization of the Company increased.

The granting and vesting of stock options during 2007 Q1 resulted in non-cash stock-based compensation expenses of $402,880, compared to $153,477 in 2006 Q1.  The increase was due to the vesting of stock options granted in the 2nd quarter of 2006.  The Company determined the fair value of stock options using the Black-Scholes option pricing model.

Summary of Quarterly Results

(Unaudited - Prepared by Management)

Quarter ended year	Mar 31, 2007 $	Dec 31, 2006 $	Sep 30, 2006 $	Jun 30, 2006 $	Mar 31, 2006 $	Dec 31, 2005 $	Sep 30, 2005 $	Jun 30, 2005 $
Revenues	166,517	184,061	192,043	200,579	96,876	37,562	22,784	28,677
Net Income (Loss)	(1,824,205)	28,926,640	(953,748)	(907,022)	(3,178,144)	(503,460)	(509,430)	(410,504)
Gain (Loss) per share	(0.03)	0.57	(0.02)	(0.02)	(0.08)	(0.01)	(0.02)	(0.02)
Fully diluted loss per share	(0.03)	0.54	(0.02)	(0.02)	(0.08)	(0.01)	(0.02)	(0.02)

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Liquidity

Working capital decreased to $9,701,223 on March 31st, 2007, as compared to $11,769,159 on December 31, 2006 and $18,396,420 on March 31, 2006.  Cash balances on March 31, 2007 were $13,505,126, compared to $17,016,843 and $12,387,314 on September 30th, 2006 and December 31st, 2005 respectively.  The decrease in working capital was due to the acquisition of the Retamco oil & gas project, partially offset by the cash received from the issuance of shares and exercise of warrants and options.

On July 14, 2006, a promissory note with face value $5,643,000 (US$5,000,000) and convertible debenture with a face value of $1,577,609 (US$1,397,846) were issued to Retamco for the acquisition of the Retamco project.  Please refer to Note 5 of the financial statements for details.

The US$5,000,000 promissory note is secured, bore no interest to January 1, 2007 and thereafter it bears interest at 4.4% per annum. This promissory note matures as follows:

January 2, 2007	US$ 2,000,000	(paid)
March 31, 2007	1,500,000	(paid subsequently)
June 30, 2007	1,500,000
	US$ 5,000,000

The Company estimated that the fair value of the promissory note at the date of issue was $4,877,058 and has capitalized the accreted interest to December 31, 2006 as resource property costs.  The fair value of the promissory note approximates its carrying value at December 31, 2006 and March 31, 2007.

The convertible debentures mature on July 15, 2008, is unsecured, bear an 8% coupon, payable quarterly and are convertible at $1.56 (US$1.35) per unit.  Each unit consists of one common share and one warrant, exercisable at $1.73 (US$1.50) per share, expiring on July 15, 2008.

In March 2006, the Company issued 5,300,000 flow-through common shares (“FTS”) at $1.50 per shares and raised $7,950,000 through a brokered private placement.  Under the FTS agreement, the Company is obligated to spend $7,950,000 in Canadian Exploration Expenditures (“CEEs”) by December 31, 2007, of which $2.6 million and $3.6 million had been spent to December 31, 2006 and March 31, 2007 respectively.

The Company has until December 31, 2007 to fulfill the remaining $4.3 million of CEE obligation.

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Disclosure of Internal Controls

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company.  Internal controls over financial reporting have been established to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated and concluded that disclosure controls and procedures are effective to provide reasonable assurance that all material or potentially material information about the activities of the Company is made known to them by others within the Company. However, management does not expect that the Company’s disclosure controls and procedures will prevent all errors or fraud. Management believes that any system of internal controls over financial reporting, no matter how well designed or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Forward Looking Statements

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.  Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for uranium, environmental and safety issues including increased regulatory burdens, possible change in political support for nuclear energy, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for uranium that could negatively affect prices.  Although the Company believes that the assumptions inherent in forward looking statements are reasonable we recommend that one should not rely heavily on these statements.  The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

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